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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  RED HAT, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                   756577 10 2
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                                 (CUSIP Number)

                               December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 756577 10 2
          -----------
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          1.   Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). 1998 Frank Batten, Jr. Grantor Annuity Trust
               --------------------------------------------

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          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions).

               (a)  _________________________________________________________

               (b)  _________________________________________________________

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          3.   SEC Use Only

               _________________________________________________________________

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          4.   Citizenship or Place of Organization:
               U.S.A.
               ------

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Number of Shares Beneficially Owned by Each Reporting Person With:

               5.   Sole Voting Power:
                    19,502,975 shares
                    -----------------

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               6.  Shared Voting Power:
                   0 shares
                   --------

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               7.  Sole Dispositive Power:
                   19,502,975 shares
                   -----------------

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               8.  Shared Dispositive Power:
                   0 shares
                   --------

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          9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
               19,502,975 shares
               -----------------
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          10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions).

               __________________________

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          11.  Percent of Class Represented by Amount in Row (11):
               11.4%
               -----
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          12.  Type of Reporting Person (See Instructions):
               OO
               --
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Item 1.

            (a)   Name of Issuer:
                  Red Hat, Inc.
                  -------------
                  Address of Issuer's Principal Executive Offices:
            (b)   1801 Varsity Drive
                  ------------------
                  Raleigh, North Carolina  27606.
                  ------------------------------

Item 2.

            (a)   Name of Person Filing:
                  1998 Frank Batten, Jr. Grantor Annuity Trust.
                  --------------------------------------------
                  Address of Principal Business Office or, if none, Residence:
            (b)   The address of the principal business office of the 1998 Frank
                  --------------------------------------------------------------
                  Batten, Jr. Grantor Annuity Trust is c/o Guy R. Friddell, III,
                  --------------------------------------------------------------
                  Trustee, Landmark Communications, Inc., 150 W. Brambleton
                  ---------------------------------------------------------
                  Avenue, Norfolk, Virginia  23510-2075.
                  -------------------------------------
            (c)   Citizenship:
                  U.S.A.
                  ------
            (d)   Title of Class of Securities:
                  Common Stock, $.0001 Par Value
                  ------------------------------
            (e)   CUSIP Number:
                  756577 10 2
                  -----------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
            Not Applicable.

Item 4.     Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned:  19,502,975
                                              ----------
                  Percent of class: 11.4%
                                    -----
            (b)   The foregoing percentage is based on 170,480,014 shares of
                  ----------------------------------------------------------
                  Common Stock reported to be outstanding as of November 30,
                  ----------------------------------------------------------
                  2002 in a Form 10-Q filed on January 10, 2003.
                  ----------------------------------------------

            (c)   Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:
                         19,502,975.
                         ----------
                  (ii)   Shared power to vote or to direct the vote:
                         0.
                         -
                  (iii)  Sole power to dispose or to direct the disposition of:
                         19,502,975.
                         ----------
                  (iv)   Shared power to dispose or to direct the disposition
                         of: 0.
                             -
Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d3(d)(1).

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Item 5.     Ownership of Five Percent or Less of a Class
            Not Applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
            Not Applicable.


Item 8.     Identification and Classification of Members of the Group
            Not Applicable.


Item 9.     Notice of Dissolution of Group
            Not Applicable.

Item 10.    Certification

            Not Applicable. This Amendment to Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                1998 FRANK BATTEN, JR.
                                                GRANTOR ANNUITY TRUST



Date:  1/14/03                                  /s/ Guy R. Friddell
----------------------------                    --------------------------------
                                                Guy R. Friddell, III, Trustee

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